UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 16, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation

23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

On April 16, 2008, Shanghai Century Acquisition Corporation (the “Company”) postponed its Annual and Extraordinary Meeting of Shareholders originally scheduled to be convened on Thursday, April 17, 2008 at 10:00 a.m., New York time, until Thursday, April 24, 2008 at 10:00 a.m., New York time as the Company continues to seek proxies. The meeting will take place at its original location, the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154.

On April 16, 2008, the Company issued a press release announcing the postponement of the meeting and that certain investors have indicated an interest in purchasing outstanding ordinary shares of the Company and using their reasonable efforts to assist brokers in causing such shares to be voted in favor of the Company’s proposed acquisition of Asia Leader Investments Limited and its subsidiary New Goal International Limited at the Company’s upcoming Annual and Extraordinary Meeting of Shareholders to be held on April 24, 2008.

The Company has furnished the proxy statement mailed to shareholders in connection with the acquisition as Exhibit 99.1 to the Company’s report on Form 6-K filed with the SEC on March 31, 2007. Investors are urged to carefully read the proxy statement and any other relevant documents furnished or filed with the SEC when they become available, because they will contain important information about the Company and the acquisition. Copies of the proxy statement and other documents furnished or filed by the Company will be available at the Web site maintained by the SEC at www.sec.gov.

Exhibits

99.1  Press Release dated April 16, 2008

The information in this Report, including the exhibit furnished herewith , shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:/s/ Franklin Chu
Name: Franklin Chu
Title: Co-Chief Executive Officer
Dated: April 16, 2008